SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 14,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on special review Quarter ended June 30, 2003

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended June 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX 415-1169
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL A TÉRREO			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNIG	2 - ENDING	3 - QUARTER	4 - BEGINNIG	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2003	31/12/2003	2	01/04/2003	30/06/2003	1	01/01/2003	31/03/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 06/30/2003	3 - PRIOR QUARTER 03/31/2002	4 - SAME QUARTER OF PRIOR YEAR 06/30/2001
PAID CAPITAL
1 - COMMON	134,031,688	134,031,688	132,355,516
2 - PREFERRED	222,670,188	222,670,188	219,863,511
3 - TOTAL	356,701,876	356,701,876	352,219,027
TREASURY SHARES
4 - COMMON	1,051,100	1,051,100	0
5 - PREFERRED	0	0	0
6 - TOTAL	1,051,100	1,051,100	0

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATION
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	01/31/2003	INTEREST ON CAPITAL		ON	0,0001693762
02	RCA	01/31/2003	INTEREST ON CAPITAL		PN	0,0001693762
03	RCA	03/31/2003	DIVIDEND		ON	0,0001242792
04	RCA	03/31/2003	DIVIDEND		PN	0,0001242792
05	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	ON	0,0003851909
06	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	PN	0,0003851909
07	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	ON	0,0001660938
08	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	PN	0,0001660938

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/17/2003	2,286,344	28,733	CAPITAL RESERVE	4,482,849	0,0160071529
02	03/17/2003	2,544,432	258,088	PROFIT RESERVE	0	0,0000000000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 07/25/2003	2 - SIGNATURE
FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
1	TOTAL ASSETS	7,114,562	7,135,577
1.01	CURRENT ASSETS	687,033	718,822
1.01.01	CASH AND CASH EQUIVALENTS	362,620	254,176
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	324,413	464,646
1.01.04.01	LOANS AND FINANCING	180,250	139,237
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	138,491	319,853
1.01.04.03	JUDICIAL DEPOSITS	5,672	5,556
1.02	NONCURRENT ASSETS	1,803,202	1,824,435
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,523,625	1,460,564
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,523,625	1,460,564
1.02.02.02.01	LOANS AND FINANCING	1,523,610	1,460,549
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	15	15
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	279,577	363,871
1.02.03.01	LOANS AND FINANCING	123,034	142,449
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	151,124	215,659
1.02.03.03	JUDICIAL DEPOSITS	2	2
1.02.03.04	INVENTORIES	5,417	5,761
1.03	PERMANENT ASSETS	4,624,327	4,592,320
1.03.01	INVESTMENTS	4,614,783	4,582,184
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,601,605	4,566,721
1.03.01.03	OTHER INVESTMENTS	13,178	15,463
1.03.02	PROPERTY, PLANT AND EQUIPMENT	3,738	4,481
1.03.03	DEFERRED CHARGES	5,806	5,655

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
2	TOTAL LIABILITIES	7,114,562	7,135,577
2.01	CURRENT LIABILITIES	184,296	271,003
2.01.01	LOANS AND FINANCING	146	229
2.01.02	DEBENTURES	25,351	10,104
2.01.03	SUPPLIERS	362	1,406
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	28,907	24,911
2.01.04.01	INDIRECT TAXES	4,833	8,042
2.01.04.02	TAXES ON INCOME	24,074	16,869
2.01.05	DIVIDENDS PAYABLE	127,507	224,388
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	2,023	9,965
2.01.08.01	PAYROLL AND SOCIAL CHARGES	314	206
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	423	1,203
2.01.08.03	EMPLOYEE PROFIT SHARING	133	7,938
2.01.08.04	OTHER LIABILITIES	1,153	618
2.02	LONG-TERM LIABILITIES	648,506	650,711
2.02.01	LOANS AND FINANCING	505	638
2.02.02	DEBENTURES	609,181	600,761
2.02.03	PROVISIONS	0	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	38,820	49,312
2.02.05.01	PAYROLL AND SOCIAL CHARGES	38,820	49,312
2.02.05.02	SUPPLIERS	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,281,760	6,213,863
2.05.01	CAPITAL	2,544,432	2,544,432
2.05.02	CAPITAL RESERVES	361,018	361,018
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	978,085	978,085
2.05.04.01	LEGAL	187,865	187,865
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	790,220	790,220
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,398,225	2,330,328

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 04/01/2003 TO 06/30/2003	4 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 01/01/2003 TO 06/30/2003	5 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 04/01/2002 TO 06/30/2002	6 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SERVICES	0	0	0	0
3.04	COST OF SALES0	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES	73,086	89,101	26,913	107,616
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,535)	(10,237)	(7,145)	(14,395)
3.06.03	FINANCIAL	38,820	(31,148)	49,220	16,184
3.06.03.01	FINANCIAL INCOME	106,885	205,143	181,006	182,417
3.06.03.02	FINANCIAL EXPENSES	(68,065)	(236,291)	(131,786)	(166,233)
3.06.04	OTHER OPERATING INCOME	6,822	7,216	3,726	4,349
3.06.05	OTHER OPERATING EXPENSES	(804)	(1,437)	(720)	(1,605)
3.06.06	EQUITY GAIN (LOSS)	33,783	124,707	(18,168)	103,083
3.07	OPERATING INCOME (LOSS)	73,086	89,101	26,913	107,616
3.08	NONOPERATING INCOME (EXPENSES)	8,541	964	(22,757)	(2,135)
3.08.01	REVENUES	1,064	1,064	32,137	105,545
3.08.02	EXPENSES	7,477	(100)	(54,894)	(107,680)
3.09	INCOME (LOSS) BEFORE MINORITY INTERESTS	81,627	90,065	4,156	105,481
3.10	PROVISION FOR INCOME CONTRIBUTION TAXES	(13.467)	(43,223)	2,618	(27,958)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(263)	(448)	(881)	(1,415)
3.12.01	INTERESTS	(263)	(448)	(881)	(1,415)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	122,000	116,000	116,000
	INCOME/LOSS FOR THE PERIOD	67,897	168,394	121,893	192,108
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	355,650,776	355,650,776	352,219,027	352,219,027
	EARNINGS PER SHARE (REAIS)	0,00019	0,00047	0,00035	0,00055
	LOSS PER SHARE (REAIS)

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended June 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) was established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S.A., which holds 53.59% of the Company’s voting capital and 20.18% of total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a pure holding company, indirectly carrying out operations through Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), which is controlled by the Company. Through the operator, it holds concessions to provide local and long-distance services in the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory.

The quality and expansion targets of the Switched Fixed Telecommunications Services - STFC adopted by its operator are available for information of the interested parties in the web site of the Brazilian Telecommunications Agency, ANATEL, on the site www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. controls two wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (“BrTI”), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities, becoming operational in the beginning of 2002; and (ii) Brasil Telecom Celular S.A. (“BrT Celular”), incorporated in December 2002, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process - pre-operating phase.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”), being the last one, until the first quarter of 2003, a minority investment and, after promoted a spin-off, became a subsidiarie. NTP and NTI are engaged in holding interest in Internet Group (Cayman) Limited, which, at the balance sheet date, represents a minority interest.

Completing the information on the companies over which the Company exercises indirect control, during the second quarter of 2003, Brasil Telecom Serviços de Internet S.A. made investments in capital interests as a shareholder or quotaholder, gaining control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired by BrTI on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired by BrTI on June 11, 2003, in which it exercises direct control and total control jointly with BrT CSH, which is a further part of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of funds for paying in of capital occurred on May 30, 2003. It is also an integral part of the program to purchase the Globenet Group. BrT SCS Bermuda, in turn, holds all the shares of Telecom of America Inc. and 360Americas (Venezuela) S.A..

(ii) iBest Group

  Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.. The acquisition which resulted in the control of the iBest Group was disclosed on June 26, 2003, through the relevant fact.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission (CVM) and standards applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees;

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the Company and consolidated shareholders’ equity and result is presented in Note 36.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to, the profit and loss accounts income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT - Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity and gains on financial investments and hedges, when incurred financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts in accordance with the aforementioned instruction. Supplementary information regarding private pension plans and other benefits to employees is described in Note 6.

o. Employees and Directors Profit Sharing: The Company and its subsidiary Brasil Telecom S.A. recognized provisions for employee and directors profit sharing, and the calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union in accordance with Law 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to operations carried out by the Company with is parent company, Solpart Participações S.A., and subsidiaries Nova Tarrafa Participações Ltda., Nova Tarrafa Inc. and Brasil Telecom S.A.

Operations between the Company and the related parties are carried out under normal prices and market conditions. The principal transactions are:

Solpart Participações S.A.

Dividends/Interest on Capital: of the interest on Capital accrued in the quarter, the Company assigned the amount of R$25,040 to the parent company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$21,284 (R$40,425 on March 31, 2003).

Brasil Telecom S.A.

Dividends/Interest on Capital: in the quarter, the subsidiary credited to the Company Interest on Capital in the amount of R$162,425 (R$78,882 in the same period last year). The balance of this asset as of June 30, 2003, net from the withholding tax including the balance provisioned in 2002, is R$138,062 (R$319,423 as of March 31, 2003).

Loans with Subsidiary: Asset balance as of June 30, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$93,363 (R$108,529 on March 31, 2003). Yield recognized in income for the quarter (financial loss) was R$20,505 due to the decrease of the exchange rate of the American dollar against the Brazilian real (R$19,474 of financial income in 2002).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of June 30, 2003 is R$1,430,247 (R$1,352,020 on March 31, 2003), and the yield recognized in the income for the quarter represents R$152,726 (R$112,425 in 2002).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of June 30, 2003, balance payable is R$591 (R$33 payable as of March 31, 2003) and the amounts recorded in income for the quarter are comprising operating Expenses of R$1,101 (R$1,210 in 2002).

Advance for Future Capital Increase - AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	06/30/03	03/31/03	06/30/03	03/31/03
	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	15	15	-	-
	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicações S.A.	-	-	6,315	5,196
TOTAL		15	15	6,315	5,196

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiary Brasil Telecom S.A. assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value and, whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers; in the quarter, the Company’s default was 2.51% of the gross revenue (2.60% in the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense. As of March 31, 2003, the subsidiary’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	06/30/03	03/31/03	06/30/03	03/31/03
ASSETS
Loan agreements with subsidiary	93,363	108,529	-	-
Loans and financing	123,034	142,449	123,034	142,449
TOTAL	216,397	250,978	123,034	142,449
NONCURRENT ASSETS	216,397	250,978	123,034	142,449

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 4.1% (5.6% on 03/31/03) of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures 44% (37% on 03/31/03) of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in income as gain or loss. To the quarter, consolidated net losses totaled R$74,546 (net gain of R$24,415 in the same period in 2002).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/03		03/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	652	658	867	646
TOTAL	652	658	867	646
CURRENT	146	148	228	168
LONG-TERM	506	510	639	478

CONSOLIDATED
	06/30/03		03/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	208,195	145,143	230,324	171,315
TOTAL	208,195	145,143	230,324	171,315
CURRENT	83,062	25,928	77,810	28,247
LONG-TERM	125,133	119,215	152,514	143,068

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing of the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. Yield from this asset is linked to CDI. The subsidiary also has asset loans totaling R$8,409 (R$13,978 on March 31, 2003) linked to IGP-DI and IPA-OG Column 27 of Getúlio Vargas Foundation - FGV and CDI.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/03	03/31/03	06/30/03	03/31/03
ASSETS
Debentures linked to CDI	1,430,247	1,352,020	-	-
Loans linked to CDI and Col. 27 (FGV)	-	-	8,409	13,978
TOTAL	1,430,247	1,352,020	8,409	13,978
CURRENT	-	-	1,949	7,471
NONCURRENT ASSETS	1,430,247	1,352,020	6,460	6,507

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 92.5% (91.1% on March 31, 2003) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES - Brazilian Social and Economic Development Bank Monetary Unit, CDI-DI-CETIP, etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 78% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY	PARENT COMPANY
	Book and Market Value		Book and Market Value
	06/30/03	03/31/03	06/30/03	03/31/03
LIABILITIES
Loans linked to TJLP (including Debentures)	634,531	610,865	2,559,215	2,609,124
Loans linked to UMBNDES	-	-	229,435	281,352
CDI	-	-	927,992	981,853
Loans linked to IGPM	-	-	23,530	25,087
Other loans	-	-	20,439	20,111
TOTAL	634,531	610,865	3,760,611	3,917,527
CURRENT	25,351	10,105	1,042,197	581,872
LONG-TERM	609,180	600,760	2,718,414	3,335,655

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$7,651.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A. is a subsidiary, the investment of which is carried under the equity method.

Investments in Nova Tarrafa Participações Ltda. and those stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in case of total losses on these investments.

In the balance sheet date the investments were represented as follows:

	06/30/03		03/31/03
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,614,783	4,488,260	4,582,184	3,891,144
Equity in subsidiaries	4,601,605	4,475,082	4,566,721	3,875,681
Listed in Stock Exchange	4,561,710	4,435,187	4,539,712	3,838,672
Not Listed in Stock Exchange	39,895	39,895	37,009	37,009
Other investments	13,178	13,178	15,463	15,463

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company and its subsidiary Brasil Telecom S.A. have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities and investment funds in foreign currency, from the subsidiary Brasil Telecom S.A., and there is no credit risk in this type of operation. As of June 30, 2003, the Company had temporary cash investments in the amount of R$361,402 (R$254,155 as of March 31, 2003). Income earned to the balance sheet date is recorded in financial income and amounts to R$29,670 (R$14,947 in 2002). Amounts in the consolidated financial statements are cash investments of R$1,302,530 (R$1,507,272 as of March 31, 2003) and R$103,988 (R$39,240 in 2002) of income earned.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary, BrT Serviços de Internet S.A. and BrT Celular (undergoing structuring on the balance sheet date). These companies are better described together, and can be referred to as “Brasil Telecom (group)” and, for the purpose of the pension scheme cited in this note, are also called “Sponsor”.

Benefits to specific companies are presented as such.

(A) PRIVATE PENSION PLAN

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which managed the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 74% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the sponsor's liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor's contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter contributions by the sponsor to the TCSPREV group represented on average 6.74% of the payroll of the plan participants. TCSPREV currently attends to around 6.08% of the staff.

The Company’s contributions were R$7,268 in the quarter (R$7,611 in 2002).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan recorded a surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$61 in the quarter (R$79 in 2002).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment.

CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES EMPLOYEES’ FOUNDATION - FCRT

The main purpose of sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the sponsor, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. On June 30, 2003, this plan attended to around 16,5% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. On June 30, 2003, there were 16 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and sponsor's contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter, contributions by the sponsor represented on average 6.91% of the payroll of the plan participants, whilst the average employee contribution was 6.26%.

In the quarter the Company’s contributions were R$1,190.

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 6.17% of the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 5.85%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$131 (R$1,588 in 2002).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$28,054 (R$7,933 in 2002) and provided in the statement income the amount of R$40,681.

Resolution CVM 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders' equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On June 30, 2003, the provided actuarial liabilities were R$514,467 (R$514,730 on March 31, 2003). The variations are due to expenses forecasted to the current year, informed as expenses to the future year by the time of the last actuarial revaluation on December 31, 2002. The amount provided in the statement of income of the quarter was R$40,681, and payments of R$28,054 were made due to the balance to be amortized.

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

  33% as from January 1, 2004
  33% as from January 1, 2005
  34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options(thousand)	Average exercise price - R$
Balance as of 03/31/2003	622,364	11.34
Lapsed options	(22,928	-
Balance as of 06/30/2003	599,436	11.34
There were no purchase options of these stock options up to the end of the quarter.

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities. The taxes pending future homologation by tax authorities are subject to total extinction of the tax debt on the expiration date.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

Contingencies with a Probable Risk

CONSOLIDATED
NATURE	06/30/03	03/31/03
LABOR	343,406	329,055
TAX	7,019	12,731
CIVIL	52,858	56,411
TOTAL	403,283	398,197
CURRENT	20,930	21,059
NONCURRENT	382,353	377,138

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

CONSOLIDATED
NATURE	06/30/03	03/31/03
LABOR	572,364	507,333
TAX	453,417	693,153
CIVIL	318,291	304,151
TOTAL	1,344,072	1,504,637

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$1,015,953 (R$1,275,295 on March 31, 2003) related to financial statements.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders' equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,544,432 (R$2,544,432 as of March 31, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	06/30/03	03/31/03	06/30/03	03/31/03	06/30/03	03/31/03
Common	134,031,688	134,031,688	1,051,100	1,051,100	132,980,588	132,980,588
Preferred	222,670,188	222,670,188	-	-	222,670,188	222,670,188
TOTAL	356,701,876	356,701,876	1,051,100	1,051,100	355,650,776	355,650,776

	06/30/03	03/31/03
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.66	17.47

Treasury stock

In the calculation of the book value per thousand shares, were deducted 692,000 thousand common shares held in treasury.

Stock Repurchase Program -Relevant Facts on 10/01/02 and 12/27/02

On October 1, 2002 and December 27, 2002: the Company's Board of Directors approved a proposal to repurchase preferred and common stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts.

The exchange of the treasury shares originated from stock options program is presented as follows:

	06/30/03		03/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,051,100	13,909	692,000	9,175
Number of shares replaced in circulation	-	-	359,100	4,734
Closing balance	1,051,100	13,909	1,051,100	13,909

Cost of shares (R$)	06/30/03	03/31/03
Average	13.23	13.23
Minimum	12.40	12.40
Maximum	13.90	13.90
The unit cost of acquisition consider the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

The quotation of these treasury shares, from the stock options plans, by the market value, was as follows:

	06/30/03	03/31/03
Number of preferred shares in treasury (thousand of shares)	1,051,100	1,051,100
Quote per lot of thousand shares at BOVESPA (R$)	15.88	14.70
Market value	16,691	15,451

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	06/30/03	03/31/03
BOOK VALUE	2,412,134	2,344,237
TREASURY STOCK	(13,909)	(13,909)
NET BALANCE OF TREASURY STOCK	2,398,225	2,330,328

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10303/1, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this the case of unrealized profit reserves existed in the Company.

Retained Earnings

Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Dividends and Interest on Capital

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Capital (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, and to be submitted for approval of the general shareholder’s meeting, are as follows:

	06/30/03	03/31/03
INTERESTS ON OWN CAPITAL - JSCP CREDITED	122,000	122,000
COMMON SHARES	45,632	45,632
PREFERRED SHARES	76,368	76,368
WITHHOLDING TAX (IRRF)	(18,300)	(18,300)
NET JSCP	103,700	103,700

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	06/30/03	06/30/02
LOCAL SERVICE	3,122,041	2,811,649
Activation fees	13,744	19,690
Basic subscription	1,369,196	1,246,310
Measured service charges	660,000	623,305
Fixed to mobile calls - VC1	1,026,072	863,612
Rent	1,020	3,394
Other	52,009	55,338
LONG DISTANCE SERVICES	952,749	828,298
Inter-Sectorial Fixed	511,378	499,770
Intra-Regional Fixed (Inter-Sectorial)	170,823	158,441
Fixed to mobile calls - VC2 and VC3	270,276	169,786
International	272	301
INTERCONNECTION (USE OF THE NETWORK)	415,719	382,485
Fixed-Fixed	305,230	296,330
Mobile-Fixed	110,489	86,155
LEASE OF MEANS	102,816	129,284
PUBLIC TELEPHONE	186,866	168,085
DATA COMMUNICATIONS	352,535	220,571
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	143,077	126,794
OTHER SERVICES OF THE MAIN ACTIVITY	11,272	-
OTHER	13,369	12,223
GROSS OPERATING REVENUE	5,300,444	4,679,389
TAXES ON GROSS REVENUE	(1,454,668)	(1,256,428)
OTHER DEDUCTIONS FROM GROSS REVENUE	(57,205)	(46,480)
NET OPERATING REVENUE	3,788,571	3,376,481

10. COST OF SERVICES RENDERED

CONSOLIDATED
	06/30/03	06/30/02
PERSONNEL	(57,577)	(87,178)
MATERIALS	(40,654)	(42,765)
THIRD-PARTY SERVICES	(285,848)	(246,155)
INTERCONNECTION	(855,250)	(737,436)
RENT, LEASING AND INSURANCE	(81,152)	(93,568)
CONNECTION MEANS	(81,720)	(5,831)
FISTEL	(6,181)	(5,727)
DEPRECIATION AND AMORTIZATION	(970,582)	(934,259)
OTHER	(3,245)	(2,124)
TOTAL	(2,382,209)	(2,155,043)

11. SELLING EXPENSES

CONSOLIDATED
	06/30/03	06/30/02
PERSONNEL	(63,513)	(51,821)
MATERIALS	(570)	(642)
THIRD-PARTY SERVICES	(159,964)	(173,573)
RENT, LEASING AND INSURANCE	(2,098)	(6,283)
PROVISION FOR DOUBTFUL ACCOUNTS	3,146	(9,376)
LOSSES ON ACCOUNTS RECEIVABLE	(132,946)	(121,592)
DEPRECIATION AND AMORTIZATION	(2,715)	(1,907)
OTHER	(256)	(189)
TOTAL	(358,916)	(365,383)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
PERSONNEL	(1,983)	(3,848)	(70,071)	(79,375)
MATERIALS	(56)	(13)	(1,654)	(1,931)
THIRD-PARTY SERVICES	(5,393)	(8,376)	(184,103)	(178,580)
RENT, LEASING AND INSURANCE	(1,440)	(756)	(35,106)	(36,501)
DEPRECIATION AND AMORTIZATION	(1,350)	(1,390)	(72,541)	(35,559)
OTHER	(15)	(12)	(451)	(581)
TOTAL	(10,237)	(14,395)	(363,926)	(332,527)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
TECHNICAL AND ADMINISTRATIVE SERVICES	676	1,316	15,428	14,874
OPERATIONAL INFRASTRUCTURE RENT AND OTHER TELECOM COMPANIES	-	-	21,816	16,734
FINES	(2)	(1)	35,887	34,463
RECOVERED TAXES AND EXPENSES	-	-	241	24,724
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	-	9,984	17,598
DIVIDENDS ALLOCATED	-	-	-	1,570
INVESTMENT DIVIDENDS VALUED AT COST	-	-	(31)	-
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	6,417	2,083	16,227	7,148
REDUNDANCY PROGRAM	-	-	-	(3,135)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(392)	(496)	(15,416)	(12,779)
DONATIONS AND SPONSORSHIPS	-	(50)	(5,894)	(11,264)
CONTINGENCIES - PROVISION/REVERSAL	-	-	(32.332)	(27,068)
REVERSAL OF OTHER PROVISIONS	20	950	2,143	9,451
SEVERANCE PAY	-	-	(397)	-
COURT FEES	-	-	(801)	(420)
INDEMNITY OF TELEPHONY SERVICES	-	-	-	(260)
WRITE-OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	-	-	-	(6,727)
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(939)	(939)	(939)	(939)
OTHER EXPENSES REVENUE/EXPENSES	(1)	(119)	(6,244)	(6,051)
TOTAL	5,779	2,744	39,672	57,919

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
FINANCIAL INCOME	205,143	182,417	205,484	138,317
LOCAL CURRENCY	202,442	138,680	160,828	87,939
ON RIGHTS IN FOREIGN CURRENCY	2,701	43,737	44,656	50,378
FINANCIAL EXPENSES	(236,291)	(166,233)	(754,158)	(445,384)
LOCAL CURRENCY	(64,234)	(48,853)	(439,326)	(226,464)
ON LIABILITIES IN FOREIGN CURRENCY	(50,057)	(1,380)	(109,058)	(61,747)
INTEREST ON EQUITY	(122,000)	(116,000)	(205,775)	(157,173)
TOTAL	(31,148)	16,184	(548,674)	(307,067)

The Interest on Capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
AMORTIZATION OF GOODWILL ON MERGER	-	-	(62,007)	(62,007)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	-	-	(794)	(10,410)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(91)	-	(17,481)	(6,812)
INVESTMENT GAINS (LOSSES)	1,064	(2,131)	1,064	(2,131)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(9)	(4)	(351)	(1,030)
OTHER NONOPERATING INCOME (EXPENSES)	-	-	2,158	5,765
TOTAL	964	(2,135)	(77,411)	(76,625)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	89,617	104,066	75,715	177,374
EXPENSE RELATED TO SOCIAL CONTRIB. TAX (9%)	(8,066)	9,366	(6,814)	(15,964)
PERMANENT ADDITIONS	(3,577)	(85)	(6,304)	(7,667)
EQUITY GAIN (LOSS)	(3,491)	-	(561)	(192)
OTHER	(86)	(85)	(5,743)	(7,475)
PERMANENT EXCLUSIONS	198	1,986	875	598
EQUITY GAIN (LOSS)	193	1,986	193	-
INVEST. LIABILITY CALC. AT COST OF LAPSED ACQUIS./DEBT	5	-	643	598
OTHER	-	-	39	-
RATE ADJUSTMENT ON DEFERRED AMOUNTS – LONG TERM	-	527	-	878
OTHER	-	-	-	(32)
SOCIAL CONTRIB. TAX IN STATEMENT OF INCOME	(11,445)	(6,938)	(12,243)	(22,187)
INCOME TAX EXPENSE (10%+15%=25%)	(22,404)	(26,016)	(18,905)	(44,344)
PERMANENT ADDITIONS	(9,935)	(521)	(18,833)	(24,029)
EQUITY GAIN (LOSS)	(9,698)	-	(1,557)	(533)
OTHER	(237)	(521)	(17,276)	(23,496)
PERMANENT EXCLUSIONS	561	5,517	2,433	2,221
EQUITY GAIN (LOSS)	535	5,517	535	-
INVEST. LIABILITY CALC. AT COST OF LAPSED ACQUIS./DEBT	-	-	1,786	1,659
OTHER	26	-	112	562
TAX INCENTIVES	-	-	-	713
OTHER	-	-	-	(70)
CORP. INCOME TAX EXPENSE IN STATEMENT OF INCOME	(31,778)	(21,020)	(35,305)	(65,509)
INCOME & SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(43,223)	(27,958)	(47,548)	(87,696)

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
CASH	18	17	62	60
BANKS	1,200	4	34,946	135,319
TEMPORARY CASH INVESTMENTS	361,402	254,155	1,302,530	1,507,272
TOTAL	362,620	254,176	1,337,538	1,642,651

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI) plus exchange variation and interest of around 3.3% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a., inherent to consolidated.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
OPERATIONS
NET INCOME FOR THE PERIOD	168,394	100,497	170,141	101,371
MINORITY INTEREST			63,801	47,107
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	119,156	98,134	1,687,410	962,958
Depreciation and amortization	1,350	679	1,045,837	519,955
Losses on accounts receivable from services	-	-	132,946	69,140
Provision for doubtful accounts	-	-	(3,146)	(1,238)
Provision for contingencies	1	-	32,333	18,660
Deferred taxes	8,044	(8,653)	126,565	130,951
Amortization of premium paid on the acquisition of investments	-	-	62,007	31,004
Income from writing off permanent assets	91	-	16,898	10,419
Financial charges	73,016	27,295	268,805	176,490
Equity gain (loss)	37,718	71,236	-	-
Investment gain/loss	(1,064)	7,577	5,165	7,577
CHANGES IN ASSETS AND LIABILITIES	39,845	(144,767)	(472,093)	(413,867)
CASH FLOW FROM OPERATIONS	327,395	53,864	1,449,259	697,569

FINANCING
Dividends/interest on equity paid during the period	(95,847)	(166)	(178,437)	(223)
Loans and financing	(29,512)	(29,411)	(452,778)	(198,455)
Loans obtained	-	-	23,683	23,363
Loans paid	(9)	-	(251,436)	(117,251)
Interest paid	(29,503)	(29,411)	(225,025)	(104,567)
Variation in shareholders' equity	-	-	-	-
Stock repurchase	(4,734)	(4,734)	(4,734)	(4,734)
Other cash flow from financing	-	-	(10.153)	10,593)
CASH FLOW FROM FINANCING	(130,093)	(34,311)	(646,102)	(214,005)

INVESTMENTS
Short-term financial investments	(16,366)	60,812	4,939	(630)
Providers of investments	(117)	922	(107,238)	(19,810)
Income obtained from the sale of permanent assets	9,080	-	12,860	10,736
Investments in permanent assets	(528)	(359)	(968,343)	(424,172)
Other cash flow from investments	(14)	(15)	(4,000)	(3,200)
CASH FLOW FROM INVESTMENTS	(7,945)	61,360	(1,061,782)	(437,076)

CASH FLOW FOR THE PERIOD	189,357	80,913	(258,625)	46,488

CASH AND CASH EQUIVALENTS
Closing balance	362,620	254,176	1,337,538	1,642,651
Opening balance	173,263	173,263	1,596,163	1,596,163
VARIATION IN CASH AND CASH EQUIVALENTS	189,357	80,913	(258,625)	46,488

18. TRADE ACCOUNTS RECEIVABLE

CONSOLIDATED
	06/30/03	03/31/03
UNBILLED AMOUNTS	662,475	603,294
BILLED AMOUNTS	1,370,503	1,286,798
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(150,655)	(152,530)
TOTAL	1,882,323	1,737,562
CURRENT	1,252,293	1,105,897
PAST DUE - 01 TO 30 DAYS	293,288	304,370
PAST DUE - 31 TO 60 DAYS	123,032	134,280
PAST DUE - 61 TO 90 DAYS	67,989	94,982
PAST DUE - 91 TO 120 DAYS	84,885	66,591
PAST DUE - OVER 120 DAYS	211,491	183,972

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
LOANS
LOANS TO SUBSIDIARY	93,363	108,529	-	-
LOANS	123,034	142,449	131,443	156,427
FINANCING
DEBENTURES OF SUBSIDIARY	1,430,247	1,352,020	-	-
TOTAL	1,646,644	1,602,998	131,443	156,427
CURRENT	-	-	1,949	7,471
NONCURRENT	1,646,644	1,602,998	129,494	148,956

The loans and financing account includes the amount of R$123,034 (R$142,449 on March 31, 2003), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
06/30/03	03/31/03	06/30/03	03/31/03
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Provision for contingencies	-	-	36,289	35,838
Allowance for doubtful accounts	-	-	13,556	13,728
Negative calculation base	-	-	9,134	14,121
Provision for employee profit sharing	38	104	1,562	3,300
Unrealized revenue	-	-	1,746	1,866
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	28,492	33,241	28,492	33,241
Goodwill on CRT acquisition	-	-	41,179	45,438
Provision for pension plan actuarial insufficiency coverage	-	-	46,302	46,326
Other provisions	-	-	4,037	3,787
SUBTOTAL	28,530	33,345	182,297	197,645
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	-	-	100,803	99,549
Allowance for doubtful accounts	-	-	37,656	38,133
Tax loss carryforwards	-	-	17,158	36,148
Provision for employee profit sharing	106	201	3,840	7,939
Unrealized revenue	-	-	4,851	5,182
ICMS - 69/98 Agreement	-	-	33,447	30,861
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	79,144	92,335	79,144	92,335
Goodwill on CRT acquisition	-	-	114,385	128,682
Provision for pension plan actuarial insufficiency coverage	-	-	128,617	126,218
Provision for COFINS/CPMF suspended collection	-	-	13,464	12,631
Other provisions	-	-	15,063	11,022
SUBTOTAL	79,250	92,536	548,428	588,700
TOTAL	107,780	125,881	730,725	786,345
CURRENT	71,901	72,319	262,513	298,208
NONCURRENT	35,879	53,562	468,212	488,137

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submited to approval of the Management, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
2003	53,818	54,123	156,070	228,094
2004	53,962	71,758	197,130	184,762
2005	-	-	111,448	110,776
2006	-	-	37,977	36,505
2007	-	-	37,977	36,505
2008 – 2010	-	-	86,115	74,357
2011 – 2012	-	-	18,910	23,173
After 2012	-	-	85,098	92,173
TOTAL	107,780	125,881	730,725	786,345

The recoverable amount foreseen after the year 2012 is a result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially by the Subsidiary Brasil Telecom S.A., according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 6 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary will be able to recover the amount by offsetting by the year 2007, if it decides to fully anticipate settlement of the debt.

Other Tax Carryforwards

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
INCOME TAX	212,627	218,834	248,036	246,153
SOCIAL CONTRIBUTION TAX	10,924	10,138	11,716	10,487
ICMS (state VAT)	34	34	333,286	349,373
OTHER	9	9	2,882	2,655
TOTAL	223,594	229,015	595,920	608,668
CURRENT	108,349	66,918	283,018	235,241
NONCURRENT	115,245	162,097	312,902	373,427

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	06/30/03	03/31/03	06/30/03	03/31/03
LABOR	-	-	176,159	162,336
CIVIL	-	-	4,342	3,107
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	-	-	132,803	122,921
OTHER	2	2	63,258	59,902
TOTAL	2	2	376,562	348,266
CURRENT	-	-	24,671	8,728
NONCURRENT	2	2	351,891	339,538

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	52,473	49,102
ADVANCES TO SUPPLIERS	-	-	22,036	39,412
CONTRACTUAL GUARANTEES AND RETENTIONS	148	148	70,857	15,935
ADVANCES TO EMPLOYEES	75	74	30,888	26,740
RECEIVABLES FROM SALE OF ASSETS	-	-	7,664	9,666
PREPAID EXPENSES	8,062	8,670	133,817	74,562
ASSETS FOR SALE	-	-	2,354	2,385
TAX INCENTIVES	-	-	14,473	14,473
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	2,804	2,425	14,514	13,071
TOTAL	11,089	11,317	350,826	247,096
CURRENT	5,672	5,556	170,854	171,113
NONCURRENT	5,417	5,761	179,972	75,983

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
INVESTMENT VALUED USING THE EQUITY METHOD	4,601,605	4,566,721	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	4,539	5,009	128,482	5,009
INVESTMENTS VALUED USING THE ACQUISITION COST	6,895	8,701	184,483	192,322
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,744	1,753	28,124	28,626
OTHER INVESTMENTS	-	-	598	350
TOTAL	4,614,783	4,582,184	341,687	226,307

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., and Nova Tarrafa Participações Ltda., the principal data of which are as follows:

	BT S.A.	NTP (Ltda.)	NTI
SHAREHOLDERS’ EQUITY	6,886,608	37,014	2,881
CAPITAL	3,373,097	32,625	2,881
BOOK VALUE PER SHARE/SHAREQUOTA (R$)	0,013	1,13	2,872,00
NET INCOME/(LOSS) IN THE QUARTER	187,442	(9)	-
NUMBER OF SHARES/SHAREQUOTAS HELD BY COMPANY
COMMON SHARES	241,646,691,695	-	1,003
PREFERRED SHARES	114,787,167,580	-	-
SHAREQUOTAS	-	32,624,928	-
OWNERSHIP % IN SUBSIDIARE’S CAPITAL
IN TOTAL CAPITAL	65.38%	99.99%	100%
IN VOTING CAPITAL	96.81%	99.99%	100%
EQUITY PICKUP GAIN/(LOSS) IN THE QUARTER
FROM OPERATIONS	123,641	(9)	1,075
OTHER THAN FROM OPERATIONS (LOSSES)	1,064	-	-
DIVIDENDS/INTEREST ON CAPITAL RECEIVABLE	138,062	-	-

Investments valued using the cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	06/30/03				03/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4%	3	(3)	-	30
ASSETS FOR GENERAL USE	5%-20%	52,997	(49,289)	3,708	4,373
OTHER ASSETS	10%-20%	3,841	(3,811)	30	78
TOTAL	56,841	(53,103)	3,738	4,481

CONSOLIDATED
NATURE	06/30/03				03/31/03
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	639,836	-	639,836	928,769
PUBLIC SWITCHING EQUIPMENT	20%	5,614,103	(4,485,914)	1,128,189	1,216,876
EQUIPMENTS AND TRANSMISSION MEANS	5%-20%	11,339,025	(7,101,556)	4,237,469	4,083,211
TERMINATORS	20%	468,994	(375,645)	93,349	100,705
DATA COMMUNICATION EQUIPMENT	20%	855,149	(274,854)	580,295	514,006
BUILDINGS	4%	916,343	(475,773)	440,570	432,681
INFRASTRUCTURE	4%-20%	3,340,556	(1,533,980)	1,806,576	1,806,960
ASSETS FOR GENERAL USE	5%-20%	687,796	(439,052)	248,744	265,103
LAND	-	84,696	84,696	82,791
OTHER ASSETS	5%-20%	650,293	(196,040)	454,253	416,429
TOTAL	24,596,791	(14,882,814)	9,713,977	9,847,531

Rent Expenses

The Company and the subsidiary Brasil Telecom S.A. rent properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$12 (R$1 in 2002) for the Company and R$90,936 (R$79,899 in 2002) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$891 (R$674 in 2002) for the Company and R$21,390 (R$24,480 in 2002) for the consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$537 (R$81 in 2002) for the Company and R$5,069 (R$3,927 in 2002) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		06/30/03	03/31/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,788,163	9,745,318
Loss of profit	Fixed expenses and net income	7,026,154	7,026,154
Performance bonds	Compliance with contractual obligations	114,281	114,281

Insurance policies are also in force for third party liability and officers' liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	06/30/03			03/31/03
	Cost	Accumulated depreciation	Net book value	Net book value
INSTALLATION AND REORGANIZATION COSTS	5,806	-	5,806	5,655
TOTAL	5,806	-	5,806	5,655

CONSOLIDATED
	06/30/03			03/31/03
	Cost	Accumulated depreciation	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(320,371)	299,702	330,705
INSTALLATION AND REORGANIZATION COSTS	94,622	(7,654)	86,968	80,364
DATA PROCESSING SYSTEMS	305,601	(49,563)	256,038	229,916
OTHER	13,985	(4,991)	8,994	10,023
TOTAL	1,034,281	(382,579)	651,702	651,008

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SALARIES AND COMPENSATION	55	66	671	7,216
PAYROLL CHARGES	240	134	64,414	53,733
BENEFITS	11	6	2,779	2,225
OTHER	8	-	8,764	1,083
TOTAL	314	206	76,628	64,257
CURRENT	314	206	63,311	52,020
NONCURRENT	-	-	13,317	12,237

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
TRADE ACCOUNTS PAYABLE	362	1,406	822,089	901,494
THIRD-PARTY CONSIGNMENTS	133	7,938	39,216	111,437
TOTAL	495	9,344	861,305	1,012,931
CURRENT	495	9,344	856,289	1,006,208
NONCURRENT	-	-	5,016	6,723

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
ICMS (STATE VAT)	43	43	729,814	671,647
TAXES ON OPERATING REVENUES (COFINS/PIS)	4,786	7,994	83,265	81,738
OTHER	4	5	14,839	14,097
TOTAL	4,833	8,042	827,918	767,482
CURRENT	4,833	8,042	388,534	375,455
NONCURRENT	-	-	439,384	392,027

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	4,161	4,295
UNEARNED FINANCIAL INCOME	10,276	13,053	10,276	13,053
OTHER DEFERRED AMOUNTS	6,349	4,464	6,808	4,638
SUBTOTAL	16,625	17,517	21,245	21,986
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	11,558	11,930
UNEARNED FINANCIAL INCOME	28,544	36,259	28,544	36,259
SUSPENDED LIABILITIES	-	-	15,271	14,539
OTHER DEFERRED AMOUNTS	17,725	12,405	19,127	12,884
SUBTOTAL	46,269	48,664	74,500	75,612
TOTAL	62,894	66,181	95,745	97,598
CURRENT	24,074	16,869	29,663	21,249
NONCURRENT	38,820	49,312	66,082	76,349

30. DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
MAJORITY SHAREHOLDERS	21,284	40,425	21,284	40,425
MINORITY SHAREHOLDERS	106,223	183,963	217,008	384,036
TOTAL OF SHAREHOLDERS	127,507	224,388	238,292	424,461
EMPLOYEE PROFIT SHARING	423	1,203	21,620	33,594
TOTAL	127,930	225,591	259,912	458,055

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
FINANCING	545,953	546,156	3,643,577	3,780,048
ACCRUED INTEREST	89,230	65,576	325,229	367,803
TOTAL	635,183	611,732	3,968,806	4,147,851
CURRENT	25,497	10,333	1,125,259	659,682
NONCURRENT	609,686	601,399	2,843,547	3,488,169

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
BNDES	-	-	2,154,119	2,279,610
DEBENTURES	634,531	610,865	1,562,524	1,592,718
FINANCIAL INSTITUTIONS	-	-	246,889	268,790
SUPPLIERS	652	867	5,274	6,733
TOTAL	635,183	611,732	3,968,806	4,147,851

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. plus fixed rate of 14% p.a., resulting in an average rate of 18.5% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.79% p.a.. The LIBOR rate on June 30, 2003 for semiannual payments was 1.12% p.a..

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$634,531, will be amortized in three installments, maturing in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: (i) First public issue - 50.000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000 and issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1, as from the date of initial distribution to the maturity of the debentures; and (ii) Second Public Issue - 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
2004	182,838	180,411	848,866	1,478,020
2005	182,923	180,411	707,285	713,613
2006	243,841	240,487	752,445	752,164
2007	84	90	496,507	499,535
2008	-	-	13,225	15,392
2009	-	-	12,385	14,479
2010 and after	-	-	12,834	14,966
TOTAL	609,686	601,399	2,843,547	3,488,169

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	06/30/03	03/31/03	06/30/03	03/31/03
TJLP (Long-term interest rate)	634,531	610,865	2,559,215	2,609,124
UMBNDES (BNDES Basket of Currencies)	-	-	229,435	281,352
CDI	-	-	927,992	981,853
US DOLLARS	652	867	208,195	230,324
IGPM	-	-	23,530	25,087
OTHER	-	-	20,439	20,111
TOTAL	635,183	611,732	3,968,806	4,147,851

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The Subsidiary has hedge contracts on 44% of its dollar-denominated loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Brasil Telecom Celular S.A., a wholly owned-subsidiary of the parent Company Brasil Telecom S.A., signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of BrT Celular and is payable in six equal and successive annual installments coming due to between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$197,244 (R$191,125 on March 31, 2003).

33. PROVISIONS FOR PENSION PLANS

The subsidiary Brasil Telecom S.A. recognized a provision for the actuarial deficit of FCRT Foundation in accordance with CVM Resolution 371/00 as shown in Note 6.

CONSOLIDATED
	06/30/03	03/31/03
PROVISION FOR PENSION PLANS	514,467	514,730
TOTAL	514,467	514,730
CURRENT	64,090	84,693
NONCURRENT	450,377	430,037

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SELF-FINANCING FUNDS	-	-	28,564	28,637
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	10,603	11,978
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	8,762	9,056
LIABILITIES FOR ACQUISITION OF TAX CREDITS	-	-	20,898	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	-	-	10,119	12,900
CPMF - SUSPENDED COLLECTION	-	-	21,765	21,170
SOCIAL SECURITY CONTRIBUTION - INSTALLMENT PAYMENT	-	-	4,229	4,229
OBRIGAÇÕES POR AQUISIÇÃO DE INVEST. E IMOBILIZADOS	-	-	170,741	-
PREPAYMENTS	-	-	754	2,777
OTHER TAXES PAYABLE	-	-	130	447
OTHER	1,153	618	4,873	1,085
TOTAL	1,153	618	281,438	113,177
CURRENT	1,153	618	199,383	86,036
NONCURRENT	-	-	82,055	27,141

Self-financing funds

Refers to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer made by the subsidiary Brasil Telecom S.A., Rio Grande do Sul branch, of paying cash for the return of such credits. Since the shareholders of the subsidiary fully subscribed the capital increase made to reimburse in shares the financial participation credits paid in 1996, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the subsidiary.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED NET INCOME AND SHAREHOLDERS’ EQUITY

	NET INCOME		SHAREHOLDERS’ EQUITY
	06/30/03	03/31/03	06/30/03	03/31/03
PARENT COMPANY	168,394	100,497	6,281,760	6,213,863
Records in Subsidiary’s Shareholders’ Equity:
Doações e Outros	-	-	-	-
Tax rate of Social Contribution	-	-
Interest capitalized in Subsidiary	1,747	874	(12,806)	(13,679)
CONSOLIDATED	170,141	101,371	6,268,954	6,200,184

37. COMMITMENTS

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the subsidiary Brasil Telecom S.A. signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency - ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred U.S. dollars) and US$100.00 (one hundred U.S. dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Subsidiary will have paid an amount equivalent to US$51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the Company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting, and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Subsidiary of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

38. SUBSEQUENT EVENT

In a meeting of the Board of the Directors, held on August 5, 2003, the following matters were approved: (i) A proposal to open fixed credit at market terms up to the amount needed to guarantee financing of up to R$1.776 billion to be contracted by Brasil Telecom S.A. and/or companies directly or indirectly invested in by the Company for the execution of the Business Plan; and (ii) A proposal for repurchase of its own shares, to be kept in treasury, to be cancelled or to be subsequently disposed of. The acquisition will be made in accordance with the terms of Law 6404/76, CVM Instruction 10/80, and subsequent amendments and the Articles of Association of the Company, under the following terms and conditions: (a) the account “Retained Earnings” will represent the funds available for the acquisition of shares; (b) their own common and preferred shares may be acquired to be kept in treasury, up to the limit of 10% of each one of these classes of shares outstanding in the market; (c) the period of acquisition will be in effect for the term of 365 days, as from August 6, 2003; (d) the operations for acquisition and/or disposal of these shares will be performed at market price, and intermediated by the brokers Unibanco CVM S.A., Itaú CV S.A. and Credit Suisse First Boston S.A. CTVM, and (e) the acquisition of the shares will be implemented by the Directors of the Company, which is subject to the policies agreed upon in the Meeting of the Repurchase Committee, held on July 18, 2003.

The content of this subsequent event was disclosed in a published announcement on August 6, 2003.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
1	TOTAL ASSETS	16,151,214	16,291,976
1.01	CURRENT ASSETS	3,973,229	4,101,792
1.01.01	CASH AND CASH EQUIVALENTS	1,337,538	1,642,651
1.01.02	CREDITS	1,882,323	1,737,562
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,882,323	1,737,562
1.01.03	INVENTORIES	9,934	389
1.01.04	OTHER	743,434	721,190
1.01.04.01	LOANS AND FINANCING	1,949	7,471
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	545,531	533,449
1.01.04.03	JUDICIAL DEPOSITS	24,671	8,728
1.01.04.04	DIVIDENDS RECEIVABLE	429	429
1.01.04.05	OTHER ASSETS	170,854	171,113
1.02	NONCURRENT ASSETS	1,470,619	1,465,338
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	6,315	5,196
1.02.02.01	FROM ASSOCIATED COMPANIES	6,315	5,196
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,464,304	1,460,142
1.02.03.01	LOANS AND FINANCING	129,494	148,956
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	781,114	861,564
1.02.03.03	JUDICIAL DEPOSITS	351,891	339,538
1.02.03.04	INVENTORIES	21,833	34,101
1.02.03.05	OTHER ASSETS	179,972	75,983
1.03	PERMANENT ASSETS	10,707,366	10,724,846
1.03.01	INVESTMENTS	341,687	226,307
1.03.01.01	ASSOCIATED COMPANIES	97,481	107,481
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	244,206	118,826
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,713,977	9,847,531
1.03.03	DEFERRED CHARGES	651,702	651,008

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
2	TOTAL LIABILITIES	16,151,214	16,291,976
2.01	CURRENT LIABILITIES	3,007,371	2,764,457
2.01.01	LOANS AND FINANCING	571,916	567,725
2.01.02	DEBENTURES	553,343	91,957
2.01.03	SUPPLIERS	817,073	894,771
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	418,197	396,704
2.01.04.01	INDIRECT TAXES	388,534	375,455
2.01.04.02	TAXES ON INCOME	29,663	21,249
2.01.05	DIVIDENDS PAYABLE	238,292	424,461
2.01.06	PROVISIONS	85,020	105,752
2.01.06.01	PROVISION FOR CONTINGENCIES	20,930	21,059
2.01.06.02	PROVISION FOR PENSION PLAN	64,090	84,693
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	323,530	283,087
2.01.08.01	PAYROLL AND SOCIAL CHARGES	63,311	52,020
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	21,620	33,594
2.01.08.03	EMPLOYEE PROFIT SHARING	39,216	111,437
2.01.08.04	OTHER LIABILITIES	199,383	86,036
2.02	LONG-TERM LIABILITIES	4,487,534	5,009,105
2.02.01	LOANS AND FINANCING	1,834,366	1,987,408
2.02.02	DEBENTURES	1,009,181	1,500,761
2.02.03	PROVISIONS	832,730	807,175
2.02.03.01	PROVISION FOR CONTINGENCIES	382,353	377,138
2.02.03.02	PROVISION FOR PENSION PLAN	450,377	430,037
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	811,257	713,761
2.02.05.01	PAYROLL AND SOCIAL CHARGES	13,317	12,237
2.02.05.02	SUPPLIERS	5,016	6,723
2.02.05.03	INDIRECT TAXES	439,384	392,027
2.02.05.04	TAXES ON INCOME	66,082	76,349
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	197,244	191,125
2.02.05.06	OTHER LIABILITIES	82,055	27,141
2.02.05.07	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	62,427	10,465
2.04	MINORITY INTERESTS	2,324,928	2,307,765
2.05	SHAREHOLDERS’ EQUITY	6,268,954	6,200,184
2.05.01	CAPITAL	2,544,432	2,544,432
2.05.02	CAPITAL RESERVES	361,018	361,018
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
2.05.04	PROFIT RESERVES	978,085	978,085
2.05.04.01	LEGAL	187,865	187,865
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	790,220	790,220
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,385,419	2,316,649

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 - AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 - AMOUNT FOR CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 - AMOUNT FOR CURRENT QUARTER 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,691,177	5,300,444	2,412,226	4,679,389
3.02	DEDUCTIONS FROM GROSS REVENUE	(776,264)	(1,511,873)	(674,288)	(1,302,908)
3.03	NET REVENUE FROM SALES AND SERVICES	1,914,913	3,788,571	1,737,938	3,376,481
3.04	COST OF SALES	(1,198,838)	(2,382,209)	(1,108,365)	(2,155,043)
3.05	GROSS PROFIT	716,075	1,406,362	629,573	1,221,438
3.06	OPERATING EXPENSES	(533,200)	(1,231,844)	(497,570)	(947,058)
3.06.01	SELLING EXPENSES	(183,746)	(358,916)	(184,524)	(365,383)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(190,316)	(363,926)	(162,834)	(332,527)
3.06.03	FINANCIAL	(192,409)	(548,674)	(200,110)	(307,067)
3.06.03.01	FINANCIAL INCOME	102,591	205,484	84,959	138,317
3.06.03.02	FINANCIAL EXPENSES	(295,000)	(754,158)	(285,069)	(455,384)
3.06.04	OTHER OPERATING INCOME	75,755	134,185	88,973	135,682
3.06.05	OTHER OPERATING EXPENSES	(42,484)	(94,513)	(39,075)	(77,763)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	182,875	174,518	132,003	274,380
3.08	NONOPERATING INCOME (EXPENSES)	(29,672)	(77,411)	(55,343)	(76,625)
3.08.01	REVENUES	11,416	27,363	87,413	219,423
3.08.02	EXPENSES	(41,088)	(104,774)	(142,756)	(296,048)
3.09	INCOME (LOSS) BEFORE MINORITY INTERESTS	153,203	97,107	76,660	197,755
3.10	PROVISION FOR INCOME CONTRIBUTION TAXES	(56,264)	(47,548)	(43,274)	(87,696)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(11,475)	(21,392)	(9,404)	(20,381)
3.12.01	INTERESTS	(11,475)	(21,392)	(9,404)	(20,381)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST SHAREHOLDER’S EQUITY	0	205,775	130,080	157,173
3.14	MINORITY INTERESTS	(16,694)	(63,801)	(31,374)	(53,057)
3.15	INCOME/LOSS FOR THE PERIOD	68,770	170,141	122,688	193,794

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 - CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 - CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 - CURRENT QUARTER 01/01/2002 TO 06/30/2002
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	355,650,776	355,650,776	352,219,027	352,219,027
	EARNINGS PER SHARE (REAIS)	0.00	0.00048	0.00035	0.00055
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 2nd QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance

Plant

OPERATING DATA	2Q03	1Q03	2Q03/1Q03

Lines Installed (Thousand)	10,656	10,608	0.5
Additional Lines Installed (Thousand)	48	60	(20.5)

Lines In Service - LES (Thousand)	9,741	9,595	1.5
- Residential	7,107	6,979	1.8
- Non-Residential	1,565	1,548	1.1
- Public Telephones - TUP (Thousand)	297	296	0.2
- Prepaid	218	215	1.4
- Other (Includes Trunks)	554	557	(0.5)
Additional Lines In Service (Thousand)	146	130	12.3

Average Lines In Service - LIS (Thousand)	9,668	9,530	1.4

Density of Terminals in Service/100 Inhabitants	23.5	23.2	1.1
TUP/100 Inhabitants	7.2	7.2	(0.2)
TUP/100 Lines Installed	2.79	2.79	(0.3)

Utilization Rate (In Service/Installed)	91.4%	90.5%	0.8p.p.

Digitalization Rate	99.0%	99.0%	0.0p.p.

ADSL Lines in Service (Thousand)	194.8	165.1	18.0

Lines Installed

A total of 48 thousand lines were installed in the 2Q03, totaling 10.7 million of lines installed by Brasil Telecom. Through this addition in the quarter, Brasil Telecom is prepared to respond to telephone line activation requests in less than two weeks, as establishes by the General Plan for Universalization Targets.

Lines in Service	The plant in service reached the figure of 9.7 million lines, as a result of the net addition of 146 thousand lines. Of this total, 87.7% represented lines activated by residential clients.

Utilization rate	The utilization rate reached 91.4% in the 2Q03, against 90.5% in the 1Q03, as a result of the growth of 0.5% in the installed plant combined with the 1.5% in the plant in service.

ADSL	The plant of ADSL accesses in service achieved 194.8 thousand in the 2Q03, meaning a growth of 18.0% compared to the 1Q03.

At the end of the 2Q03, Turbo Lite, service launched by Brasil Telecom in the last week of March, represented 1.5% of the total ADSL accesses in service, as Turbo 300, 78%. With Turbo Lite, for only R$49.90 per month, the client can access the internet at a high speed during 50 hours a month, not to mention the fact that fixed line remains released during the internet access.

Goals

Quality Goals	Brasil Telecom fulfilled all 35 quality indicators established by Anatel in the 2Q03, for the switched-fixed telephone service in the local and long-distance modes.

Universalization Goals

In continuation to the inspection process, Anatel concluded the field works, in which various localities at all the Brasil Telecom branches were evaluated. The Company waits for the official outcome from the regulatory body regarding the 2003 targets fulfillment.

Traffic

OPERATING DATA	2T03	1T03	2T03/1T03

Exceeding Local Pulses (Million)	2,959	2,973	(0.5)

Domestic Long Distance Minutes (Million)	1,744	1,611	8.2

Fixed-Mobile Minutes (Million)	1,058	1,058	0.0

Exceeding Pulses/ Average LIS/Month	102.0	104.0	(1.9)
DLD Minutes/Average LIS/Month	60.1	56.3	6.7
Fixed-Mobile Minutes/Average LIS/Month	36.5	37.0	(1.4)

Exceeding Local Pulses	Brasil Telecom billed 3.0 billion of pulses in the 2Q03 remaining almost flat in relation to 1Q03.

DLD Traffic	In the 2Q03, the Domestic Long Distance traffic registered an increase of 8.2% in comparison to the 1Q03, reaching 1.7 billion minutes, in the period.

DLD Market Share	The share of the LDN market of Brasil Telecom, in the intra-sectorial segment, reached 90.3% in the 2Q03. This figure represents an increase of 0.8 p.p. in relation to the 1Q03.

In the intra-regional sector, the market share of Brasil Telecom reached 74.2% in the 2Q03.

The figures of the DLD market for the 2Q03 show the ongoing effort of Brasil Telecom to broaden its share.

Fixed-Mobile Traffic	The fixed-mobile traffic totaled 1.1 billion minutes in the 2Q03. Of the total fixed-mobile traffic, 89.5% is referent to VC-1 calls, 9.3% is referent to VC-2 and 1.2% is referent to VC-3 calls.

Financial performance

Revenues

Local Service	The revenue from local service not considering VC-1 reached R$1,032.5 million in the 2Q03.

The activation revenue to taled R$7.9 million in the 2Q03, 33.3% higher than the amount registered in the 1Q03. In the quarter, a total of 265 thousand lines were activated, compared to 195 thousand in the previous quarter.

The revenue from basic subscription in the 2Q03 reached R$666.5 million. The number of subscribers that have lines with only incoming traffic, without the basic subscription charge, increased in the 2Q03, since Brasil Telecom maintained its strategy of not disconnecting delinquent clients at switching centers with idle capacity. Furthermore, the company offered alternative plans with discounts in the basic subscription for those who request the cancellation of the line during the period.

The revenue from measured service totaled R$331.2 million in the 2Q03, flat in relation to the previous quarter. The number of lines in service added during the period, was offset by the increase of 164 thousand lines with blocked outgoing traffic.

Public Telephony	Brasil Telecom sold 1.7 billion credits throughout the 2Q03, against 1.6 billion in the 1Q03. The public telephony revenue reached R$103.1 million in the 2Q03, 23.1% above that registered in the 1Q03.

In the 2Q03, besides intensifying the promotional campaigns to expand the sale of inductive cards, the expectation for rate readjustment generated a higher demand for credits from retailers.

Domestic Long Distance	Revenue from domestic long distance calls not considering VC-2 and VC-3 in the 2Q03 increased by 9.6% in relation to the 1Q03, reaching R$356.8 million, which reflects a growth of 8.2% in traffic.

Fixed-Mobile

Revenue with fixed-mobile calls grew 13.5% in the 2Q03 in comparison with the previous quarter, reaching R$689.1 million. The larger revenue is a result of the fixed-mobile rate readjustment adopted in February 2003.

Interconnection

The interconnection revenue in the 2Q03 registered a drop of 13.3% in comparison with the 1Q03, despite the inter-network traffic stability. The drop can be explained by the intra-sectorial market share increase, reaching 90.3%.

Data Communication	In the 2Q03, the data communication revenue continued its growth spurt, reaching R$181.2 million, 5.7% above the amount registered in the previous quarter.

The growth can be broken down as follows:
Growth of 18% in the number of ADSL accesses in service;
Growth of 14% in the number of billed dedicated IP accesses; and
Growth of 4% in the number of billed Frame-Relay accesses.

Other Revenues	In the 2Q03, Other Revenues reached R$13.8 million, a 26.9% growth in relation to the 1Q03.

The main amounts that comprise this item are:
R$1.1 million in revenue from data center services;
R$5.1 million in revenue from the directory help service.

Supplementary and Value-Added Services	Revenue from supplementary and value-added services increased by 1.5% in the 2Q03, totaling R$72.1 million.

The total of intelligent services activated at the end of June 2003 reached 5.0 million, against 4.6 million in March 2003, which represents an increase of 8.7% in the period. In relation to the plant in service in the 2Q03, 30.9% of the lines were equipped with at least one activated intelligent service, against 29.7% in the previous quarter.

Gross Revenue Deductions	Gross revenue deductions reached R$776.3 million in the 2Q03, representing 28.8% of gross revenue in the quarter, against 28.2% in the 1Q03.

Net Operating Revenue/Average LIS/month	Net operating revenue/Avg LIS/month registered in the 2Q03 was R$66.0, against R$65.5 in the 2Q03.

Costs and expenses

Costs and Operating Expenses

Operating costs and expenses totaled R$1,539.6 million in the 2Q03, against R$1,525.7 million in the third quarter. The 2.2% increment of the Company’s net revenue, and the increase of only 0.9% in operating costs and expenses indicate the operating efficiency gain of Brasil Telecom in the period.

Net reduction of 232 employees in the quarter	In the Brasil Telecom’s payroll there were 5,316 employees at the end of the 2Q03, against 5,548 at the end of March 2003, representing a net reduction of 232 employees.

Personnel

Personnel costs and expenses reached R$97.3 million. The cost of dismissals registered R$7.4 million. With the exclusion of this amount, personnel costs and expenses would have been 4.2% less than in the 1Q03. The dismissals represent savings of R$1.5 million each month with personnel costs.

Productivity	Brasil Telecom reached a productivity index of 1,832 LIS/employee in the 2Q03, representing an increase of 6.0% in relation to the presented in the 1Q03.

Subcontracted services	Costs and expenses for subcontracted services, excluding interconnection and publicity & marketing, totaled R$308.9 million in the 2Q03, stable when compared to the previous quarter.

Interconnection	Interconnection costs totaled R$430.4 million in the 2Q03, 1.3% above the amount registered in the previous quarter.

Expenses for Advertisement and Marketing

The expenses with publicity and marketing reached R$19.1 million in the 2Q03. In the 2Q03, we strengthened the advertisement campaigns in order to highlight the “14”, preparing our entrance in the DLD market for the whole country.

Losses with Accounts Receivable/Gross Revenue drop to 2.3% (PCCR/ROB)

As a percentage of the gross revenue, the Losses with Accounts Receivable dropped to 2.3%, a reduction of 0.3 p.p. in relation to the previous quarter. Net losses with accounts receivable stood at R$61.9 million in the 2Q03. The company managed to recover R$12.7 million from losses of accounts receivable in the period.

Accounts Receivable

After deducting allowance for doubtful debts worth R$150.7 million, Brasil Telecom’s net accounts receivable totaled R$1,882.3 million at the end of June 2003. The increase can be explained by the acknowledgment, in the accounts receivable, of the judicial deposit of R$48.1 million referred to the lawsuit proceeding with Embratel about differences in the acknowledgment of remuneration amounts in our network in August 2002, by the payment of R$30.0 million of client bills with due date of June, 27, and not recognized by our system given the banking float time (D+2) and by the fixed-mobile tariffs readjustment.

Provisions for Contingencies	The provision for contingencies in the 2Q03 increased by R$13.7 million, against R$18.7 million in the 1Q03, mainly in light of the monetary correction.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses/revenues totaled R$59.4 million in expenses in 2Q03, indicating a decrease of 23.6% in relation to the 1Q03.

EBITDA

EBITDA of R$902 million	The Brasil Telecom EBITDA was R$901.6 million in the 2Q03, representing a growth of 3.8% in relation to the 1Q03.

EBITDA Margin

EBITDA margin of Brasil Telecom in the 2Q03 reached 47.1%, result of a growth of 2.2% in net revenue, in conjunction with the increase of 0.8% in cash cost in relation to the amount registered in the 1Q03.

EBITDA/Average LIS/month	EBITDA/Avg LIS/month reached R$31.1, 2.4% higher than the amount registered in the 1Q03.

Financial Result

Financial Result

In the 2Q03, Brasil Telecom registered a net financial income of negative 192.4 million, against a negative 150.5 million in the previous quarter, free of interest on shareholders’ equity. The financial result of the quarter was mainly due to interest expenses with debt, exchange variation expenses, hedge expenses, expenses with CPMF and interest expenses with insurance, rentals and leasing.

Non operating Result

Amortization of Reconstituted Goodwill

In 1Q03, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

Indebtness

Total Debt	At the end of June 2003, the total consolidated debt of Brasil Telecom was R$3.968,8 million, 4.3% less than the amount registered in the 1Q03.

Average Cost of Debt

In the 2Q03, the consolidated debt of Brasil Telecom had an average cost of 18.5% per annum, equivalent to 72.2% of CDI, and an average payment term of approximately 41 months, against 45 months in the previous quarter.

Net Debt	Net debt totaled R$2,631.3 million, a drop of 5.0% in relation to March 2003.

Long Term Profile Debt	At the end of the 2Q03, 71.6% of the total debt was registered in the long term.

Dollar Denominated Debt

In June of the 2003, the dollar-pegged debt totaled R$161.4 million (R$208.2 million including the hedge adjustment). As a percentage of the total debt, the dollar-denominated debt without hedge adjustment accounted for 4.1%

Financial Leverage	On June 30, 2003, the degree of Brasil Telecom’s financial leverage represented by the ratio of its net debt to the shareholders’ equity, was equal to 42.0%.

Investments

Investments in the Permanent Assets	2T03	1T03	2T03/1T03

Network Expansion	159.2	187.3	(15.0)
- Conventional Telephony	93.7	85.8	9.2
- Transmission Backbone	18.6	10.0	85.6
- Data Network	44.7	83.8	(46.7)
- Intelligent Network	0.6	1.4	(58.6)
- Network Management Systems	1.4	3.7	(62.4)
- Other Investments in Network Expansion	0.2	2.6	(91.8)
Network Operation	58.3	56.7	2.8
Public Telephony	4.2	2.7	52.9
Information Technology	41.6	43.9	(5.2)
Expansion Personnel	22.5	21.8	2.9
Others	302.1	104.5	189.6

Total Investments in Permanent Assets	587.9	416.9	41.1

Expansion Financial Expenses	20.2	24.9	(19.0)

Total	608.1	441.8	37.7

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY	8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	65.38	72.62
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		356,433,859		356,433,859

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	99.99	0.59
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		32.625		32.265

03	NOVA TARRAFA inc.	............./.........-...	SUBSIDIARY NON-PUBLIC HELD COMPANY	100.00	0.05
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		1.003		1.003

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 06/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,935,868,869	61.13	10,727,752,120	4.82	92,663,620,989	25.98
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Board	1,792	0.00	1,794	0.00	3,586	0.00
Treasury Stock	1,051,100,000	0.78	-	-	1,051,100,000	0.29
Other Shareholders	51,044,677,224	38.09	211,942,376,729	95.18	262,987,053,953	73.73
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	51,044,719,334	38.09	211,942,435,763	95.18	262,987,155,097	73.73

As of 06/30/2002	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	78,669,859,985	59.44	11,062,462,874	5.03	89,732,322,859	25.48
Management
Board of Directors	56,460	0.00	58,498	0.00	114,958	0.00
Directors	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Board	6,140	0.00	6,142	0.00	12,282	0.00
Treasury Stock	-	-	-	-	-	-
Other Shareholders	53,685,588,493	40.56	208,800,978,756	94.97	262,486,567,	74.52
Total	132,355,516,131	100.00	219,863,510,944	100.00	352,219,027	100.00
Outstanding Shares in the Market	53,685,656,146	40.56	208,801,048,070	94.97	262,486,704,	74.52

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 06/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A	02.607.736-0001/58	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury Stock	-	-	1,051,100	0.78	-	-	1,051,100	0.29
Other	-	-	54,254,402	40.49214,667,538	96.41268,921,940	75.4
Total	-	-	134,031,688	100	222,670,188	100	356,701,876	100

Distribution of the Capital from Parent to individuals level

Solpart Participações S.A	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda	02.338.536-0001/47	Brazilian	631,838	62	--	--	631,838	20.93
Techold Participações S.A	02.605.028-0001/88	Brazilian	193,635	19	1,239,982	62	1,433,617	47.48
Telecom Italia International N.V. (*)	--	Italian	193,643	19	760,000	38	953,643	31.59
Other	--	--	18	--	--	--	18	--
Total	--	--	1,019,134	100	1,999,982	100	3,019,116	100
(*)Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100	-	-	20,000	100

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	3	0.01	-	-	2	0.01
Total	-	-	20,000	100	-	-	20,000	100

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100	-	-	20,000	100

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A	02.465.782-0001/60	Brazilian	980,067,275	100	341,898,149	100	1,321,965,424	100
Other	-	-	3	0	-	-	3	0
Total	-	-	980,067,278	100	341,898,149	100	1,321,965,427	100

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,386	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	-	-	-	25,219	-
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.01	-	-	25,219	0.01
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	2	-	-	-	2	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verônica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended June 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	QUARTERLY REFERENCE	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY’S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY REPORT	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	41
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	42
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	43
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	45
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	47
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	53
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	54
17	01	LIMITED REVIEW REPORT	57
BRASIL TELECOM S.A.
NOVA TARRAFA PARTICIPAÇÕES LTDA.
NOVA TARRAFA INC.			/58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer